Exhibit 99.1

NICE Reports 16% Growth in Total Revenue and 28% Cloud Revenue Growth
for the Second Quarter of 2022

Significant Expansion in Both Gross and Operating Margins

Company Raises Both Revenue and EPS Guidance for Full Year 2022

Hoboken, New Jersey, August 18, 2022 - NICE (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

GAAP	Non-GAAP
Total revenue of $530.6 million, growth of 16.1% year-over-year	Total revenue of $530.6 million, growth of 15.6% year-over-year
Cloud revenue of $311.4 million, growth of 27.9% year-over-year	Cloud revenue of $311.4 million, growth of 26.8% year-over-year
Cloud gross margin of 63.6% compared to 59.3% last year	Cloud gross margin of 70.1% compared to 67.7% last year
Total gross margin of 68.9% compared to 67.1% last year	Total gross margin of 73.3% compared to 72.2% last year
Operating income of $84.7 million compared to $64.8 million last year, growth of 30.7% year-over-year	Operating income of $154.0 million compared to $129.6 million last year, growth of 18.8% year-over-year
Operating margin of 16.0% compared to 14.2% last year	Operating margin of 29.0%, compared to 28.2% last year
Diluted EPS of $0.99 versus $0.68 last year, growth of 45.6%	Diluted EPS of $1.86 versus $1.57 last year, growth of 18.5%

“It was an outstanding quarter at NICE, as we continued to drive mid-teens double-digit growth in both the top and bottom lines,” said Barak Eilam, CEO of NICE.  “Our strong performance with 83% recurring revenue driven by our growing cloud business at scale and industry-leading profitability clearly distinguishes NICE among our competitors in a rapidly evolving industry. Our rock-solid balance sheet gives us the fuel to seize additional growth opportunities that will further extend our leadership.”

Mr. Eilam continued, “For many years now, we have successfully employed a bulls-eye strategy around cloud, platform and next-gen digital. The harmonization of these three elements is what the market is now experiencing more than ever, and we are at the center of it. CXone embodies the industry’s broadest and deepest suite of fully integrated solutions on a native cloud platform, and enterprises of all sizes, especially at the high end of the market, are coming to NICE to replace their on-premise, point solutions and obsolete digital products with CXone.”

GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2022 total revenues increased 16.1% to $530.6 million compared to $456.8 million for the second quarter of 2021.

Gross Profit: Second quarter 2022 gross profit was $365.7 million compared to $306.3 million for the second quarter of 2021. Second quarter 2022 gross margin was 68.9% compared to 67.1% for the second quarter of 2021.

Operating Income: Second quarter 2022 operating income was $84.7 million compared to $64.8 million for the second quarter of 2021. Second quarter 2022 operating margin was 16.0% compared to 14.2% for the second quarter of 2021.

Net Income: Second quarter 2022 net income was $65.6 million compared to $45.2 million for the second quarter of 2021. Second quarter 2022 net income margin was 12.4% compared to 9.9% for the second quarter of 2021.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the second quarter of 2022 increased 45.6% to $0.99 compared to $0.68 in the second quarter of 2021.

Operating Cash Flow and Cash Balance: Second quarter 2022 operating cash flow was $16.0 million.

In the second quarter, $34.1 million was used for share repurchases. As of June 30, 2022, total cash and cash equivalents, and short-term investments were $1,434.6 million. Our debt, net of a hedge instrument, was $540.1 million, resulting in net cash and investments of $894.5 million.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2022 total revenues increased 15.6% to $530.6 million compared to $458.9 million for the second quarter of 2021.

Gross Profit: Second quarter 2022 Non-GAAP gross profit increased to $388.9 million compared to $331.5 million for the second quarter of 2021. Second quarter 2022 Non-GAAP gross margin was 73.3% compared to 72.2% for the second quarter of 2021.

Operating Income: Second quarter 2022 Non-GAAP operating income increased to $154.0 million compared to $129.6 million for the second quarter of 2021. Second quarter 2022 Non-GAAP operating margin was 29.0% compared to 28.2% for the second quarter of 2021.

Net Income: Second quarter 2022 Non-GAAP net income increased to $123.2 million compared to $104.3 million for the second quarter of 2021. Second quarter 2022 Non-GAAP net income margin totaled 23.2% compared to 22.7% for the second quarter of 2021.

Fully Diluted Earnings Per Share: Second quarter 2022 Non-GAAP fully diluted earnings per share increased 18.5% to $1.86 compared to $1.57 for the second quarter of 2021.

Third Quarter and Full Year 2022 Guidance:

Third Quarter 2022:
Third quarter 2022 Non-GAAP total revenues are expected to be in a range of $543 million to $553 million.

Third quarter 2022 Non-GAAP fully diluted earnings per share are expected to be in a range of $1.82 to $1.92.

Raising Full Year 2022 Guidance:
The Company increased full year 2022 Non-GAAP total revenues, which are expected to be in a range of $2,168 million to $2,188 million (compared to previous guidance range of $2,160 million to $2,180 million).

The Company increased full year 2022 Non-GAAP fully diluted earnings per share, which are expected to be in a range of $7.33 to $7.53 (compared to previous guidance range of $7.25 to $7.45).

Quarterly Results Conference Call

NICE management will host its earnings conference call today August 18, 2022, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.

The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments. FASB issued an accounting update, ASU2021-08, Business Combinations, in the fourth quarter of 2021.  The amendments in ASU 2021-08 require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Before this guidance and through December 31, 2020, business combination accounting rules required recognizing a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability was based on its fair value at the date of acquisition. Effective January 1, 2021, the Company early adopted the new guidance retroactively to the start of the year. The Company has applied the new guidance retrospectively to all business combinations for which the acquisition date occurred on or after January 1, 2021, and therefore comparative financials for periods during 2021 have been adjusted accordingly to recognize the full amount of revenue associated with acquisitions. The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, uncertainty related to COVID-19 and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$382,219	$378,656
Short-term investments	1,052,391	1,046,095
Trade receivables	459,743	395,583
Debt hedge option	122,805	292,940
Prepaid expenses and other current assets	206,291	184,604

Total current assets	2,223,449	2,297,878

LONG-TERM ASSETS:
Property and equipment, net	153,894	145,654
Deferred tax assets	73,590	55,246
Other intangible assets, net	238,912	295,378
Operating lease right-of-use assets	108,714	85,055
Goodwill	1,589,729	1,606,756
Prepaid expenses and other long-term assets	234,475	224,445

Total long-term assets	2,399,314	2,412,534

TOTAL ASSETS	$4,622,763	$4,710,412

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$60,436	$36,121
Deferred revenues and advances from customers	371,303	330,459
Current maturities of operating leases	15,866	19,514
Debt	208,355	395,946
Accrued expenses and other liabilities	458,810	487,547

Total current liabilities	1,114,770	1,269,587

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	55,874	66,606
Operating leases	104,368	81,185
Deferred tax liabilities	5,544	7,429
Debt	454,528	429,267
Other long-term liabilities	17,161	18,379

Total long-term liabilities	637,475	602,866

SHAREHOLDERS' EQUITY
Nice Ltd's equity	2,857,895	2,825,085
Non-controlling interests	12,623	12,874

Total shareholders' equity	2,870,518	2,837,959

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,622,763	$4,710,412

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Cloud	$311,394	$243,520	$605,986	$471,601
Services	166,733	167,133	323,707	328,924
Product	52,454	46,174	128,317	111,323
Total revenue	530,581	456,827	1,058,010	911,848

Cost of revenue:
Cloud	113,441	99,172	226,790	192,754
Services	44,994	46,882	91,902	95,816
Product	6,489	4,453	13,234	9,799
Total cost of revenue	164,924	150,507	331,926	298,369

Gross profit	365,657	306,320	726,084	613,479

Operating expenses:
Research and development, net	73,482	62,218	150,060	121,373
Selling and marketing	150,410	126,195	303,028	254,754
General and administrative	57,075	53,133	115,942	106,105
Total operating expenses	280,967	241,546	569,030	482,232

Operating income	84,690	64,774	157,054	131,247

Financial and other expense/(income), net	50	9,062	(436)	12,456

Income before tax	84,640	55,712	157,490	118,791
Taxes on income	19,068	10,515	33,977	21,383
Net income	$65,572	$45,197	$123,513	$97,408

Earnings per share:
Basic	$1.03	$0.72	$1.94	$1.54
Diluted	$0.99	$0.68	$1.86	$1.46

Weighted average shares outstanding:
Basic	63,806	63,108	63,775	63,096
Diluted	66,274	66,512	66,563	66,618

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$65,572	$45,197	$123,513	$97,408
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	42,202	45,911	86,483	90,835
Stock based compensation	43,109	30,979	91,293	62,434
Amortization of premium and discount and accrued interest on marketable securities	1,254	2,066	5,072	5,997
Deferred taxes, net	(10,248)	(16,207)	(12,044)	(17,065)
Changes in operating assets and liabilities:
Trade Receivables	(49,596)	(2,783)	(70,855)	(22,467)
Prepaid expenses and other assets	(11,479)	(14,103)	(40,410)	(24,963)
Trade payables	15,354	(4,912)	24,432	4,792
Accrued expenses and other current liabilities	(63,560)	(11,064)	(34,331)	(12,429)
Operating lease right-of-use assets	3,941	4,442	7,883	8,923
Deferred revenue	(15,718)	(4,638)	36,631	47,265
Operating lease liabilities	(6,997)	(4,778)	(11,994)	(10,475)
Amortization of discount on debt	1,151	3,513	2,288	7,612
Loss from extinguishment of debt	113	7,298	1,205	7,298
Other	933	519	(424)	515
Net cash provided by operating activities	16,031	81,440	208,742	245,680

Investing Activities

Purchase of property and equipment	(5,301)	(10,631)	(14,885)	(12,960)
Purchase of Investments	(123,536)	(70,442)	(221,802)	(223,748)
Proceeds from Investments	79,924	112,527	181,590	167,104
Capitalization of software development costs	(13,073)	(11,159)	(23,744)	(21,275)
Other	276	-	276	444
Payments for business and asset acquisitions, net of cash acquired	-	(129,306)	-	(129,306)
Net cash used in investing activities	(61,710)	(109,011)	(78,565)	(219,741)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	198	2,083	273	2,375
Purchase of treasury shares	(34,070)	(340)	(97,912)	(44,562)
Dividends paid to noncontrolling interest	(376)	(801)	(376)	(801)
Repayment of debt	(2,017)	(82,814)	(20,110)	(82,814)
Net cash provided by/(used in) financing activities	(36,265)	(81,872)	(118,125)	(125,802)

Effect of exchange rates on cash and cash equivalents	(5,702)	1,767	(6,639)	1,048

Net change in cash, cash equivalents and restricted cash	(87,646)	(107,676)	5,413	(98,815)
Cash, cash equivalents and restricted cash, beginning of period	$471,715	$451,128	$378,656	$442,267

Cash, cash equivalents and restricted cash, end of period	$384,069	$343,452	$384,069	$343,452

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2022	2021	2022	2021
GAAP revenues	$530,581	$456,827	$1,058,010	$911,848
Valuation adjustment on acquired deferred cloud revenue	-	1,978	-	3,800
Valuation adjustment on acquired deferred services revenue	-	60	-	166
Non-GAAP revenues	$530,581	$458,865	$1,058,010	$915,814

GAAP cost of revenue	$164,924	$150,507	$331,926	$298,369
Amortization of acquired intangible assets on cost of cloud	(18,623)	(18,211)	(37,287)	(35,726)
Amortization of acquired intangible assets on cost of services	-	(1,226)	(377)	(2,451)
Amortization of acquired intangible assets on cost of product	(258)	(287)	(534)	(570)
Valuation adjustment on acquired deferred cost of cloud	13	26	28	51
Cost of cloud revenue adjustment (1)	(1,741)	(1,676)	(4,070)	(3,170)
Cost of services revenue adjustment (1)	(2,519)	(1,646)	(5,486)	(4,081)
Cost of product revenue adjustment (1)	(134)	(126)	(266)	(251)
Non-GAAP cost of revenue	$141,662	$127,361	$283,934	$252,171

GAAP gross profit	$365,657	$306,320	$726,084	$613,479
Gross profit adjustments	23,262	25,184	47,992	50,164
Non-GAAP gross profit	$388,919	$331,504	$774,076	$663,643

GAAP operating expenses	$280,967	$241,546	$569,030	$482,232
Research and development (1)	(7,886)	(4,111)	(16,401)	(8,168)
Sales and marketing (1)	(13,129)	(6,911)	(29,398)	(17,819)
General and administrative (1)	(18,086)	(18,688)	(36,486)	(31,375)
Amortization of acquired intangible assets	(6,963)	(9,952)	(15,774)	(19,660)
Valuation adjustment on acquired deferred commission	52	55	105	108
Non-GAAP operating expenses	$234,955	$201,939	$471,076	$405,318

GAAP financial and other expense, net	$50	$9,062	$(436)	$12,456
Amortization of discount on debt and loss from extinguishment of debt	(1,264)	(10,813)	(3,493)	(14,937)
Non-GAAP financial and other income, net	$(1,214)	$(1,751)	$(3,929)	$(2,481)

GAAP taxes on income	$19,068	$10,515	$33,977	$21,383
Tax adjustments re non-GAAP adjustments	12,911	16,529	29,262	32,344
Non-GAAP taxes on income	$31,979	$27,044	$63,239	$53,727

GAAP net income	$65,572	$45,197	$123,513	$97,408
Valuation adjustment on acquired deferred revenue	-	2,038	-	3,966
Valuation adjustment on acquired deferred cost of cloud revenue	(13)	(26)	(28)	(51)
Amortization of acquired intangible assets	25,844	29,676	53,972	58,407
Valuation adjustment on acquired deferred commission	(52)	(55)	(105)	(108)
Share-based compensation (1)	43,495	31,251	92,107	62,957
Acquisition related expenses (2)	-	1,907	-	1,907
Amortization of discount on debt and loss from extinguishment of debt	1,264	10,813	3,493	14,937
Tax adjustments re non-GAAP adjustments	(12,911)	(16,529)	(29,262)	(32,344)
Non-GAAP net income	$123,199	$104,272	$243,690	$207,079

GAAP diluted earnings per share	$0.99	$0.68	$1.86	$1.46

Non-GAAP diluted earnings per share	$1.86	$1.57	$3.66	$3.11

Shares used in computing GAAP diluted earnings per share	66,274	66,512	66,563	66,618

Shares used in computing non-GAAP diluted earnings per share	66,274	66,512	66,563	66,618

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended		Year to date
	June 30,		June 30,
	2022	2021	2022	2021

Cost of cloud revenue	$1,741	$1,676	$4,070	$3,170
Cost of services revenue	2,519	1,646	5,486	4,081
Cost of product revenue	134	126	266	251
Research and development	7,886	4,111	16,401	8,168
Sales and marketing	13,129	6,911	29,398	17,819
General and administrative	18,086	16,781	36,486	29,468
	$43,495	$31,251	$92,107	$62,957

(2)	Acquisition related expenses

	Quarter ended		Year to date
	June 30,		June 30,
	2022	2021	2022	2021

Research and development	-	-	-	-
Sales and marketing	-	-	-	-
General and administrative	-	1,907	-	1,907
	-	1,907	-	1,907